EXPENSE LIMITATION AGREEMENT
PROCURE ETF TRUST II
This Agreement is made and entered into effective as of February 1, 2023, by and between the funds listed on Schedule A (the "Funds"), each a series of shares of Procure ETF Trust II, a Delaware statutory trust (the "Trust") and ProcureAM, LLC, a Delaware limited liability company (the "Advisor").
WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust dated April 10, 2017 and is registered under the Investment Company Act of 1940, as amended, (the"1940 Act"), as an open-end management company of the series type;
WHEREAS, each Fund is a series of the Trust;
WHEREAS, there is one class of interests in each Fund;
WHEREAS, the Trust, on behalf of the Funds, and the Advisor entered into an Investment Advisory Agreement dated September 1, 2018 ("Advisory Agreement"), as amended by Amendment No. 1 dated May 16, 2022, which continues in effect, pursuant to which the Advisor provides investment advisory services to the Funds; and
WHEREAS, each Fund and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to set forth and approve the terms by which the Advisor limits the expenses of the Fund, and, therefore, have entered into this Agreement in order to maintain the Fund's respective expense ratios within the Operating Expense Limit, as defined below, through the Limit Expiration Date set forth for the Fund on Schedule A.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.Expense Limitation.
(a)Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Advisor (except brokerage and other transaction expenses including taxes; extraordinary legal fees or expenses, such as those for litigation or arbitration; extraordinary expenses; and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act) incurred by a Fund from the date hereof up to and including the Limit Expiration Date ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the "Excess Amount") shall be the liability of the Advisor.
(b)Operating Expense Limit. A Fund's maximum operating expense limit ("Operating Expense Limit) in any year shall be that percentage of the average daily net assets of the Fund (or such class of such Fund, as may be designated), as set forth on Schedule A.
(c)Method of Computation. To determine the Advisor's liability with respect to the Excess Amount, each month the Fund Operating Expenses for a Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of a Fund, the Advisor shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Advisor may also remit to such Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.
(d)Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to such Fund with respect to the previous fiscal year shall equal the Excess Amount.
2.Term and Termination of Agreement.
This Agreement with respect to each Fund shall continue in effect until the Limit Expiration Date set forth for the Fund on Schedule A, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Non Interested Trustees"). Nevertheless, this Agreement may be terminated, without payment of any penalty, (a) by the Trust at any time, and (b) by the Advisor upon written notice ninety (90) days' prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then- current term of the Agreement.
3.Miscellaneous.
(a)Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
(b)Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust's Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.
(c)Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

SCHEDULE A

Funds and Operating Expense Limits

Fund	Operating Expense Limit	Limit Expiration Date
Procure Space ETF	0.75%	02/29/2024
Procure Disaster Recovery Strategy ETF	0.75%	02/29/2024

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

Procure ETF Trust II,
On Behalf of each Fund

/s/ Robert Tull______________
By: Robert Tull
Title: President

ProcureAM, LLC

/s/ Robert Tull______________
By: Robert Tull
Title: President